Exhibit 5

Media release
ELYSIS to set up research centre in Saguenay
2 April 2019
ELYSIS today announced the site for its new research and development facility in the Saguenay–Lac-Saint-Jean region in Québec, which will directly employ more than 25 experts when it is fully operational.
The ELYSIS joint venture, by global aluminium industry leaders Rio Tinto and Alcoa, is working to commercialize by 2024 a breakthrough technology that eliminates all direct greenhouse gases (GHGs) from the traditional aluminium smelting process, instead producing pure oxygen. The ELYSISTM process has the potential to reduce the environmental footprint of the aluminium industry on a global scale.
The new ELYSIS Research and Development Center will be located at Rio Tinto’s Complexe Jonquière, the site of the Arvida smelter, Vaudreuil refinery and Arvida Research and Development Centre. It is expected to be fully operational in the second half of 2020.
The new research center is locating in the Saguenay–Lac-Saint-Jean because of the region’s notable expertise in the aluminium sector and financial backing from both the Quebec and Canadian governments.
The ELYSIS team will continue to work in close collaboration with the Alcoa Technical Center (ATC) near Pittsburgh in the United States, where this patent-protected technology was invented and has been producing metal at different scales since 2009. The Alcoa Technical Center provides support to ELYSIS on the proprietary anode and cathode materials that are essential to this advanced smelting process.
The technology at a glance
•The ELYSISTM technology addresses the global trend towards producing low carbon footprint products, from mobile phones to cars, planes and building materials.
•The new process will reduce operating costs of aluminium smelters while increasing production capacity. It could be used in both new and existing aluminium smelters.
•In Canada alone, the ELYSISTM technology has the potential to reduce GHG emissions by 7 million tons, the equivalent of removing 1.8 million cars from the roads.
•ELYSIS will also sell next-generation anode and cathode materials, which will last more than 30 times longer than traditional components.
Quotes
“This new technology can play an important role in helping to address the climate change challenge by delivering carbon free aluminium smelting. We are proud to be part of this pioneering project that could create significant value and allow customers to meet the growing consumer demand for responsible products.”
Alf Barrios, chief executive Rio Tinto Aluminium

“With the development of this research centre, we can proudly root our company in Québec, and in Saguenay– Lac-Saint-Jean in particular. Our team is enthusiastic about working collaboratively to refine our technology so we can help bring the aluminium industry to new levels and make it even more sustainable.”
Vincent Christ, Chief Executive Officer Elysis
“We look forward to the additional research and development work that will take place in Quebec to scale-up the technology that we first developed, which has the potential to transform the global aluminum industry and create an even more sustainable future.”
Tim Reyes, President of Alcoa Aluminum and Executive Vice President, Alcoa Corporation
“The ELYSIS technology is undoubtedly one of the most important innovations within the aluminium industry and a major step forward in tackling climate change. We are proud to contribute to the realization of this initiative that will draw on the exceptional expertise of this Quebec industry, one in which a large number of companies are based in the Saguenay-Lac-Saint-Jean region. We are delighted to welcome the establishment of this research and development centre in Saguenay which is an important step toward a commercial-scale demonstration of this revolutionary technology.”
Pierre Fitzgibbon, Quebec Minister of Economy and Innovation
“Innovative companies like ELYSIS are a key part of our government’s plan to grow the economy and support sustainable job creation in the aluminium industry. We welcome the announcement of this new research and development facility in Saguenay and we’re thrilled to support this cutting-edge project that will help eliminate greenhouse gases and leave a healthier planet for our children.”
The Honourable Navdeep Bains, Minister of Innovation, Science and Economic Development
Notes for editors
ELYSIS is a technology company that was created thanks to a ground-breaking partnership between two global industry leaders – Alcoa and Rio Tinto. ELYSIS’ goal is to revolutionize the way aluminium is manufactured across the globe. Our process eliminates all direct greenhouse gases from aluminium smelting, and instead produces pure oxygen. Alcoa, Rio Tinto, the Government of Canada and the Government of Quebec provided a combined investment of $188 million (CAD) to create ELYSIS and to see this technology reach commercial maturity in 2024.
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